Contact

mrmattenlow@gmail.com

www.linkedin.com/in/mattenlow (LinkedIn)

www.MrMattEnlow.com (Personal)

Top Skills

Press Releases

New Media

Content Management

Honors-Awards

Best Comedy Writing for Squaresville

Best Comedy for Squaresville

Best Ensemble for Squaresville

Futurama Live! Webby Honoree

Best Web Series for Squaresville

Matt Enlow

Creative/Director for Commercial, Digital and Linear Content
Los Angeles Metropolitan Area

Summary

I am an accomplished hands-on filmmaker, producer and advertiser with rich expertise and a unique style developed from years of crafting compelling stories, building viral audiences, and collaborating with A-list celebrities & brands to create content that garners awards, acclaim, and millions of views.

For more than a decade, I've worked diligently to hone my craft and elevate projects to their highest potential — passionately focusing on the details to tap into the emotional core of the material. This includes writing, directing, and bringing half-hour comedy series & short-form projects to life for Blackpills, CBS, Comedy Central, CollegeHumor, Facebook Watch, Fullscreen, NBC, New Form, The New Yorker, Refinery29, Snapchat, and Verizon / go90.

Specifically, I've playing a critical role on projects for properties like Key & Peele and The Ellen DeGeneres Show, directed talents like Barack Obama and Steph Curry, and delivered executions for numerous brands such as Toyota, Mountain Dew, Subaru, Whiskas, Degree, Time Warner, Under Armour, and Coca-Cola.

Whether directing advertising campaigns, showrunning a series, creating branded content, or producing a podcast — I am above all a multidisciplinary content creator and impeccable relationship builder who thrives in cultivating production environments that empower teams to be effective, generate laughs and energize & excite audiences.

EXPERTISE:

DIRECTION, SCREENWRITING, & DEVELOPMENT
Film / Television Direction · Project Incubation · Pitching & Selling

SHOWRUNNING, PRODUCTION, & EXECUTION

Strategic Planning · Extensive On-Set & Post Experience · Budget Management · Delivery Oversight

PODCASTING
Show & Story Producing · Booking · Editing

DATA-DRIVEN CREATIVE CAMPAIGN IDEATION, PLANNING, & EXECUTION
Broadcast · Digital · Social · Branded Content · Audience Targeting, Engagement, and Activation

CROSS-FUNCTIONAL LEADERSHIP
Mentorship · Coordination of Logistical & Creative Stakeholders

———

Experience

Freelance Film, TV, & Steaming Projects
Director
2010 - Present (13 years)
Los Angeles, California, United States

• Across ten years, wrote and directed half-hour comedy series and short-form projects with Blackpills, CBS, Comedy Central, Fullscreen, NBC, New Form, The New Yorker, Refinery29, Snapchat, and Verizon / go90.

Just Shoot It Podcast
Podcast Producer
2015 - Present (8 years)
Los Angeles, California, United States

• Founded the #9 all-time-ranked long-form film interview podcast in the U.S. — hosting and producing nearly 250 episodes featuring in-depth discussions on filmmaking, screenwriting, and directing with notable industry talents from AMC, IFC, Netflix, ShondaLand, and so many others.

• Driver behind all planning, booking, production, distribution, sponsorship, and audience building — cultivating an entrepreneurial passion project to learn new skills, exercise curiosities, explore trends, execute strategies, and cement relationships across the industry.

High-Profile Brands & Agencies
Commercial Director

2014 - Present (9 years)
Los Angeles, California, United States

• Across six years, consistently hired by top-tier agencies and brands to oversee development and production of short and long-form brand campaigns for such clients as Mountain Dew, Toyota, Subaru, Buick, Coca-Cola, Degree, Time Warner, Under Armour, Whiskas, and TBS, among others.

Team Win Studios
Creative Director
July 2021 - February 2023 (1 year 8 months)
Los Angeles Metropolitan Area

Brought on by the boutique creative studio & production company to serve as day-to-day creative
lead — creative directing cross-platform branded content campaigns for high-profile brands, including
Cync, Dr. Squatch, Harry & David, iHerb, PayPal Honey, Realtor.com, Safelite AutoGlass, and TruGreen.

• Played a key role in several pitch efforts — contributing strategic thinking & creative direction to win
projects with top-tier brands as well as an Agency of Record relationship with Safelite AutoGlass.

The Ellen DeGeneres Show
Director — Do Good Daniels, Life's First Evers, A Decent Proposal, & tWitch: Please Help me Dance
2017 - 2019 (2 years)
Burbank, California, United States

• Referred onto the high-profile talk-variety show to launch new series for the growing brand's broadcast and social platforms — incubating spinoff content, collaborating with brand partners, and exploring new opportunities & revenue streams.

• Directed 20+ show segments and branded episodes for streaming — elevating and empowering subjects' lives while successfully generating millions of views.

Facebook Marketing Co.
Director / Showrunner — Undivided Attn. for Facebook Watch
2018 - 2018 (less than a year)
Los Angeles, California, United States

• Referred onto the weekly political comedy news & sketch show as a strategic mid-season hire — improving collaboration between internal teams and the social network to elevate scripts, execution, marketing, and viewership for the series.

• Creative driver behind the show across 10+ episodes — steering staff of writers and segment producers, personally directing countless comedy sketches and collaborating closely with influencers to virally garner millions of views.

CollegeHumor
Director / Showrunner
2014 - 2018 (4 years)
Los Angeles, California, United States

• Referred into the early internet comedy platform to lead the execution of its biggest-budget projects — consistently directing sketch, branded, and broadcast series on a weekly basis and accumulating 100M+ views to date.

• Developed craft as a Director over thousands of hours — creating numerous series and sketches while receiving a masterclass in collaboration, client management, and engineering laughs & viral viewership.

• Played a key role in building CollegeHumor's branded content practice from scratch — guiding top-tier brands and their agencies through the conception and execution of brand integrations, one-off commercials, and custom series.

Comedy Central
Director / Showrunner — Mike & Vandaveon: The Ascension Web Series for Key & Peele
2015 - 2015 (less than a year)
Burbank, California, United States

• Recruited by CC leadership to collaborate with on-screen talents Jordan Peele & Keegan Michael Key and Executive Producers Ian Roberts & Jay Martel — developing improvised sketch to complement the show to reinvent Key & Peele's Behind the Scenes experience.

• Played a key role from ideation & conception through delivery — driving millions of views for the series and receiving an Emmy nomination for Outstanding Short-Format Live-Action Entertainment Program.

Maker
Digital Roll Out and Marketing Consultant
2014 - 2014 (less than a year)
Los Angeles, California, United States

• Provided ongoing digital marketing strategy & production support on a consulting basis.

Comedy Central
Digital Development
2009 - 2014 (5 years)
Los Angeles, California, United States

• Referred into the Viacom-owned entertainment network to pioneer content creation for digital — establishing a blueprint for driving viral success and progressing to develop, pilot, and launch dozens of series, including broadcast shows Idiot Sitter, This is Not Happening, and Atom TV.

• Pitched and executed numerous first-of-their-kind, branded entertainment activations — partnering closely with talent and show teams to deliver unique fan experiences and drive millions of views for brands like Axe, KFC, HP, Angry Orchard, and Samsung.

• Architected the network's influencer strategy from the ground up — building strategic partnerships with digital MCNs and orchestrating collaboration opportunities to connect popular CC talents like Key & Peele with untapped digital audiences while dramatically boosting broadcast ratings.

Squaresville
Director
2012 - 2013 (1 year)
Los Angeles, California, United States

• Wrote and Directed award-winning web series.

MTV Network
Editor
2009 - 2010 (1 year)
Los Angeles, California, United States

• Creator of extensive website copy & editorial while providing social media management for the network.

Strike.TV

Content & Marketing Strategist
2008 - 2009 (1 year)
Los Angeles, California, United States

• Engaged as Strategist to play a key role in the creation of numerous content
& marketing executions.

Broadcaster Interactive Group Inc
Consultant
2008 - 2008 (less than a year)
Los Angeles, California, United States

• Consulted on an ongoing basis for BIG providing front-page editing, content
management, site upkeep, business development, marketing research, and
DMCA compliance.

Broadcaster
Producer
2006 - 2007 (1 year)
Los Angeles, California, United States

• Provided production support for numerous media projects.

California International Studies Project
Media Manager
2004 - 2006 (2 years)
Los Angeles, California, United States

• Supervised the production and distribution of numerous educational DVDs for
CISP.

The Directors Bureau
Intern
2003 - 2004 (1 year)
Los Angeles, California, United States

• Supported the production of each commercial and music video produced that
year.

Warner Bros.
Intern
2003 - 2003 (less than a year)
Burbank, California, United States

• Intern for Adam Schroeder during the pre-production of multiple Warner
Pictures.

High-profile Studios, Networks, Shows, & Commercial Projects
Writer / Director / Producer
2003 - 2003 (less than a year)
Los Angeles, California, United States

KEY QUALIFICATIONS:

EXPERIENCED DIRECTOR & PRODUCER
Led the end-to-end production of numerous television and entertainment endeavors ranging in size and scope — personally playing a key role on several simultaneous projects on any given day.

DYNAMIC STORYTELLER & PROJECT CATALYST
Skilled at cultivating creative ideas and fusing them with the right partners — weaving human insights, pop culture, compelling visuals, and industry trends into wholly engaging, emotionally charged entertainment.

HANDS-ON CREATOR
Big picture thinker with a strong bias for action adept at steering high-level vision while digging into the details at the project level — with a sharp focus on short & long-term goals and deadlines.

BRIDGE BUILDER
Known for maximizing resource potential, building & rallying teams, and bridging the sometimes-divergent gap between business, production, technology, and creative stakeholders.

TRUSTED LEADER
Thrives under pressure while owning full responsibility, navigating complex situations using a high degree of grace, diplomacy, and sound judgment — with grit, determination, and a smile.

PORTFOLIO FOOTPRINT:

TELEVISION & STREAMING
CBS · Comedy Central · Disney · Ellen · The New Yorker · Refinery29 · TruTV · VH1 · Warner Bros.

SHORT-FORM DIGITAL CONTENT
Studios · Above Average Productions · Adaptive Studios · attn: · AwesomenessTV · Big Breakfast · Blackpills · Blue Ribbon Content ·

CollegeHumor · Fullscreen · Funny or Die · go90 · New Form Digital Studios · Snapchat · Podcasts · Just Shoot It

BRANDED CONTENT & CAMPAIGNS
Agencies · BBDO · Laundry Service · Creators League Studio · VaynerMedia · Brands · Activision · ampm · Aquafina · Buick · Call of Duty · Coca-Cola · Credit Karma · Degree · EA · Ford · Kool-Aid · Mars · Miller Lite · Subaru · Toyota · Whiskas

———

Education

University of Southern California
Bachelor of Fine Arts - BFA, Film & Television · (2001 - 2005)